FOR IMMEDIATE RELEASE

CONTACT:
Tory Harris
Investor Relations
Integral Systems
Tel: 301-731-4233 x1109
Email: info@integ.com
Web: www.integ.com

                      INTEGRAL SYSTEMS ANNOUNCES AGREEMENT
                      TO DE-CLASSIFY THE BOARD OF DIRECTORS

Lanham, MD, February 6, 2007 - Integral Systems, Inc. (the "Company") (NASDAQ-ISYS) today announced its agreement, after consultations with various Company stockholders, to de-classify its board of directors. After this change is effected, the Board will consist of a single class of directors in which all directors will stand for election every year. The Company also announced that it intends to add Mickey Harley, as a representative of Fursa Alternative Strategies LLC, the largest stockholder of the Company, to its Board of Directors at the next regular Board meeting, which is scheduled for February 7, 2007.

"I believe that the Company's decision to de-classify the Board of Directors at this time is in the best interests of the Company and its stockholders," stated Pete Gaffney, Chief Executive Officer of the Company. "These actions demonstrate the Company's commitment to strong, stockholder-focused, contemporary corporate governance practices which I believe are consistent with the Company's goal of maximizing stockholder value. Since the annual stockholder meeting in April, 2006, the Board has been reconfigured significantly to address stockholder requests. Messrs Harley, Leimkuhler, Baldwin (all stockholder recommendations), Albertine, and Casner have been added providing greater depth and independence to the previously elected Board. The resulting Board composition is well constituted to evaluate and guide the Company in directions to maximize stockholder value" added Mr. Gaffney.

"I am pleased that the Company is listening to its shareholders, and believe that these recent actions will facilitate steps toward realizing the maximum potential for the Company," Mickey Harley stated. "I look forward to working with my fellow directors to explore strategic alternatives for the Company," he added.

In connection with the Company's decision to de-classify the Board, Fursa Alternative Strategies LLC and Chartwell Capital Investors II, L.P., another large stockholder of the Company, has agreed not to initiate or pursue a change in the Board before 2008. In light of the actions being taken by the Company, Chartwell agreed to withdraw its stockholder proposal.


                                     -more-

ABOUT INTEGRAL SYSTEMS

Founded in 1982, Integral Systems, Inc. is a leading provider of satellite systems and has supported over 205 different satellite missions for communications, science, meteorological and earth resource applications. The Company was the first to offer an integrated suite of COTS (Commercial-Off-The-Shelf) software products for satellite command & control, the EPOCH IPS product line. EPOCH has become a world market leader in commercial applications with successful installations on 5 continents.

The Company's subsidiary Real Time Logic, Inc. builds telemetry processing systems for military applications including tracking stations, control centers, satellite manufacturers and range operations. The Company's subsidiary Lumistar, Inc. is a provider of system-level and board-level telemetry acquisition products. The Company also provides software for equipment monitoring and control to satellite operators and telecommunications firms through its subsidiary Newpoint Technologies, Inc. Through its subsidiary SAT Corporation, the Company provides satellite and terrestrial communications signal monitoring systems to satellite operators and users throughout the world. Integral Systems has approximately 430 employees working at Company headquarters in Lanham, Maryland, and at other locations in the U.S. and Europe. For more information, visit http: //www.integ.com.

Except for statements of historical facts, this news release contains forward-looking statements about the Company, all of which are based on the Company's current expectations. The forward-looking statements contained in this news release are subject to additional risks and uncertainties, including the Company's reliance on contracts and subcontracts funded by the U.S. government, intense competition in the ground systems industry, the competitive bidding process to which the Company's government and commercial contracts are subject, the Company's dependence on the satellite industry for most of its revenues, rapid technological changes in the satellite industry, the Company's acquisition strategy and those other risks noted in the Company's SEC filings. The Company assumes no obligation to update or revise any forward-looking statements appearing in this news release.

                                           ###